Exhibit 2


                      TELE NORTE CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                         CNPJ/MF N(0) 02.558.154/0001-29
                             N.I.R.E. 53.300.005.761

                                   CALL NOTICE
                          EXTRAORDINARY GENERAL MEETING

According to the resolution of the Meeting of the Board of Directors of Tele Norte Celular Participacoes S.A. ("Tele Norte Participacoes") held on August 30, 2002, the shareholders of Tele Norte Participacoes are hereby invited to attend the Extraordinary General Meeting to be held at 2:00 p.m. on the 06th of November of 2002, at the headquarters of Tele Norte Participacoes, at the SCN, Quadra 3, Bloc A, Sobreloja, in Brasilia, Distrito Federal, to discuss and resolve upon the following Agenda: "(i) reratification of the Minutes of Meeting of the Ordinary/Extraordinary General Meeting of Tele Norte Participacoes held on the 29th of April of 2002, in order to rectify (a) the name of the member of the Audit Committee present to the General Meeting; (b) the total number of shares into which is divided the capital stock of the Company mentioned in item "(i)" of the resolutions approved in that General Meeting, with the consequent reratification of Article 5 of the Bylaws of the Company; and (c) the number representing the global amount of the remuneration of the directors, mentioned in item "(iii)" of the resolutions approved in that General Meeting, for consistency with the amount written in full in that same item "(iii)", and ratify all other resolutions of the Minutes of the Ordinary/Extraordinary General Meeting held on the 29th of April of 2002; and (ii) amendment of the Bylaws of Tele Norte Participacoes, to eliminate the position of Technical Director". Under the terms of paragraph 3 of article 135 of Law No. 6404/76, copies of the documents regarding the Agenda are available to the shareholders at the headquarters of Tele Norte Participacoes and at the Sao Paulo Stock Exchange (BOVESPA). General Instructions: a) the shareholders may be represented in the General Meeting by proxy, in accordance with Article 126, of Law No. 6404/76, but the respective instruments of power-of-attorney must be deposited at the address where the General Meeting will be held, at least forty-eight (48) hour before the time scheduled for the meeting; b) the shareholders that have their shares held in fungible custody, and that wish to participate in said Extraordinary General Meeting, must present a statement issued by the custody institution, no later than two (2) days before


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the meeting, confirming their respective shareholding positions. Brasilia, 13th of September, 2002. Arthur Joaquim de Carvalho, Chairman of the Board of Directors of Tele Norte Celular Participacoes S.A.